Exhibit 99.2

News release…

Date: 5 December 2006
Ref: PR504g

Rio Tinto appoints new chief executive

The boards of Rio Tinto plc and Rio Tinto Limited announced today that Tom Albanese will succeed Leigh Clifford as chief executive of Rio Tinto with effect from 1 May 2007, following the annual general meetings to be held in April.

Tom, who is 49 and a US citizen, graduated in mineral economics and mining engineering from the University of Alaska. He joined Rio Tinto in 1993 and has had a succession of senior positions including chief executive roles in the Group’s Industrial Minerals and Copper businesses and also as head of Exploration. He was appointed to the boards in March 2006 and currently holds the position of director, Group Resources.

Rio Tinto chairman Paul Skinner said: “The board is very pleased to appoint Tom Albanese to lead the next phase of Rio Tinto’s development. He brings wide experience of the mining industry developed in a sequence of challenging technical, operational and strategic roles. Tom has been a key player in a number of major Rio Tinto developments over recent years and also in shaping the Group’s strategic direction.”

Paul paid tribute to Leigh's long service to Rio Tinto: “Leigh has made an outstanding contribution to Rio Tinto over a 37 year career with the Group. During his seven years as chief executive the Group has seen strong growth in profitability and important advances in operational performance. He has been instrumental in developing the Group’s position in key markets, notably in Asia, and in major acquisitions which have added significant shareholder value.”

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Notes to editors

Tom Albanese was born in 1957 and grew up in New Jersey. He attended the University of Alaska in Fairbanks where he received a bachelor’s degree in mineral economics and a master’s degree in mining engineering.

He held a number of positions with Nerco Minerals, and was chief operating officer at the time of its acquisition by Rio Tinto in 1993.

Later that year he was appointed general manager of Rio Tinto’s Greens Creek gold, silver, zinc and lead mine on Admiralty Island, Alaska, where he led a team that was working to develop a newly discovered high grade orebody at the mine.

He moved to London in 1995 where he took up the post of Group exploration executive. Three years later he became vice president of Kennecott Utah Copper at the Bingham Canyon copper mine outside Salt Lake City.

When Rio Tinto acquired a majority holding in North Ltd in Australia in 2000 Tom transferred to Melbourne as its managing director. In this role he oversaw strategic reviews of North’s operations and the integration of its key businesses into Rio Tinto’s product group structure.

He was appointed chief executive of Rio Tinto’s Industrial Minerals group based in London, with responsibility for the Group’s borates, talc and titanium dioxide operations, before becoming chief executive, Copper and Exploration, in 2004.

He joined the board of directors in March, 2006 and became director, Group Resources in July, with responsibility for Exploration, Operational and Technical Excellence, Human Resources, Communications and External Relations and Global Business Services.

Recently Tom has been involved in developing the joint venture exploration agreement with Norilsk Nickel in Russia, and in Rio Tinto’s investments in La Granja in Peru and Ivanhoe Mining’s Oyu Tolgoi copper project in Mongolia.

Tom lives in London and is married with two children.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk